UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )1

China Opportunity Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

NONE CURRENTLY AVAILABLE

(CUSIP Number)

March 21, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None Currently Available

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 353,200

	6.	Shared Voting Power 146,800

	7.	Sole Dispositive Power 400,000

	8.	Shared Dispositive Power 100,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. None Currently Available

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 353,200

	6.	Shared Voting Power 146,800

	7.	Sole Dispositive Power 400,000

	8.	Shared Dispositive Power 100,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer China Opportunity Acquisition Corp.
	(b)	Address of Issuer’s Principal Executive Offices 354 East 50th Street New York, NY 10022

Item 2.
	(a)	Name of Person Filing David M. Knott; Dorset Management Corporation
	(b)	Address of Principal Business Office or, if none, Residence 485 Underhill Boulevard, Suite 205 Syosset, New York 11791
	(c)	Citizenship David M. Knott - United States of America; Dorset Management Corporation - New York
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (“Common Stock”)
	(e)	CUSIP Number None Currently Available

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);
	(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

David M. Knott; Dorset Management Corporation
See Rows 5 through 9 and 11 on pages 2 and 3.

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of China Opportunity Acquisition Corp. (the “Company”) set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person, which shares are a constituent part of the Company’s Units (“Units”) of which each Reporting Person may be deemed to hold the number set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person.  Each Unit consists of (i) one share of Common Stock and (ii) two Warrants (“Warrants”).  Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00.  Each Warrant will become exercisable on the later of the Company’s completion of a business combination and March 20, 2008, and will expire on March 19, 2011, or earlier upon redemption.  As of the date of this filing, the Company has not announced the completion of a business combination.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2007
Date
/s/ DAVID M. KNOTT
Signature
DORSET MANAGEMENT CORPORATION

By: /s/ DAVID M. KNOTT
David M. Knott, President
Name/Title